October 26, 2020

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Energy & Transportation
100 F Street, N.E.
Washington, D.C. 20549

Attention: Jonathan Burr

Re:	Bluescape Opportunities Acquisition Corp. Registration Statement on Form S-1 Filed September 2, 2020, as amended File No. 333-248551

Dear Mr. Burr:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of Bluescape Opportunities Acquisition Corp. that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective at 4:00 p.m. Washington D.C. time on October 27, 2020, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that, as of the date hereof, it has distributed approximately 450 copies of the Preliminary Prospectus dated October 14, 2020 to prospective underwriters and dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[Signature Page Follows]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.
as Representative of the Several Underwriters

By:	/s/ Frederic Chapados
Name: Frederic Chapados
Title: Director

[Signature Page to Underwriters’ Acceleration Request Letter]

Very truly yours,

BARCLAYS CAPITAL INC.
as Representative of the Several Underwriters

By:	/s/ Robert Stowe
Name: Robert Stowe
Title: Managing Director

[Signature Page to Underwriters’ Acceleration Request Letter]